Corporate Governance and Board Practices

The Telstra board aims for best practice in the area of corporate governance. This section describes the main corporate governance practices in place during fiscal 2002.

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls to which other publicly listed companies are not subject. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (Section 9 Telstra Act). Within these constraints, the board continues to strive to achieve best corporate governance practice.

The board

The board is accountable to shareholders for the management of the business and affairs of Telstra and delegates responsibility for day-to-day management to the chief executive officer (CEO). The CEO is an executive director and the chairman, the deputy chairman and other members of the board are non-executive directors.

The maximum number of directors provided for by our constitution is 13. We currently have 12 directors. A casual vacancy to the board may be filled or an additional director appointed, up to the maximum number of directors, either:

    by the directors after consulting with the Communications Minister; or
    by an ordinary resolution of shareholders.

The tenure of the CEO is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A director appointed by the directors is subject to re-election at the next annual general meeting. The board's general policy on board membership for non-executive directors is:

    the maximum retirement age is 72 years; and
    the maximum tenure is 12 years (ie. four terms of three years).

Non-executive directors' remuneration is determined in accordance with Telstra's constitution.

Directors and board committees are able to obtain professional advice independent of management or Telstra's advisers. This advice may be obtained, with the chairman's approval, at Telstra's cost and is provided to all directors.

We have in place a share trading policy that prohibits directors and senior management (and their associates) from engaging in short-term trading of our securities. This policy also restricts the buying or selling of our securities to three "window" periods (between 24 hours and 30 working days) following the release of our annual results, the release of our half-yearly results, the close of our annual general meeting and at such other times as the board permits. In addition, directors and senior management must notify the company secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.

Furthermore, as required by law, buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

The Corporations Act and our constitution require directors to disclose any conflicts of interest and to abstain from participating in any discussion or voting on matters in which they have a material personal interest. In addition, the board has developed procedures to be followed by a director who believes he or she may have a conflict of interest or material personal interest in a matter.

The board has a charter that incorporates these board governance policies.

Meetings of the board

The board normally meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings.

The regular business of the board includes:

    business investments and strategic matters;
    governance and compliance;
    chief executive officer's report;
    financial reports; and
    on a rotational basis, business unit reviews.

The board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information on request.

Committees of the board

The board also operates through committees that hold responsibility for particular areas. The two main committees which operated during the year and their responsibilities are the Audit Committee and the Appointments and Compensations Committee. Each committee operates in accordance with a charter.

The Audit Committee is a committee of the board of directors whose primary function is to assist the board of directors in its oversight of:

    the reliability and integrity of accounting policies and financial reporting and disclosure practices;
    the provision of advice to the board on the matter of financial statements, due diligence, financial systems integrity and business risks to enable the board to fulfil its fiduciary and stewardship obligations; and
    the establishment and maintenance of processes to ensure that there is:
      compliance with all applicable laws, regulations and company policy; and
      an adequate system of internal control, management of business risks and safeguard of assets.

These functions are carried out by:

    reviewing the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports;
    overseeing the financial reports and the results of the external audit of these reports;
    reviewing the external and internal audit and risk management programme and monitoring those results;
    monitoring compliance with a code of conduct covering individual and company ethics that recognises Telstra's business, environmental and statutory responsibilities;
    overseeing the establishment and management of risk limits and tolerances across and within the business units and operations of Telstra; and
    evaluating the independence of both the non-executive directors and the external auditors.
Membership of the committee

The Audit Committee consists of three or more non-executive directors as determined by the board in its business judgment. At least one member of the committee must have accounting or related financial management expertise.

The members of the Audit Committee are all non-executive directors:

    John Stocker (Chairman);
    John Ralph;
    Charles Macek;
    Belinda Hutchinson; and
    Anthony Clark.
Meetings

The Audit Committee meets four times per year or more frequently as circumstances require. The quorum for such meetings is two members of the committee. Any other board member may attend such meetings as he or she wishes. The external auditor attends each Audit Committee meeting. The committee may ask management and/or others to attend these meetings and provide such input and advice as required.

Relationship with the external auditor

In accordance with section 36 of the Telstra Act:

    the auditor of the Telstra group for Australian financial reporting purposes is required by law to be the Auditor-General. The Auditor-General, in consultation with the Telstra Audit Committee and board, subcontracts this work to an accounting firm. The incumbent is Ernst and Young who have had the contract since fiscal 2000; and
    the Audit Committee and the board appoint the auditor for filings outside Australia.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth.

The auditor appointed by the Telstra Audit Committee and board for filings outside Australia is accountable to the board of directors, Audit Committee and shareholders.

The Audit Committee and board of directors have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside Australia.

The Audit Committee requires the external auditor and its subcontractor to:

    submit on a periodic basis to the Audit Committee a formal written statement delineating all relationships between the auditor and Telstra;
    consider whether the external auditor's provision of non-audit services to the company is compatible with maintaining the independence of the external auditor; and
    if applicable, shall recommend that the board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence.
Recurring processes

The Audit Committee is required to, on an annual basis:

    review its charter to determine its adequacy for current circumstances and recommend to the board the formal adoption of the revised charter for future operations of the Audit Committee;
    meet separately with the internal auditor and the external auditor, with and without management, to discuss the results of their audits;
    prepare or consider any report or other disclosures to be included in the company's annual report or other communications to shareholders on the relationships between the external auditors and the company; and
    review with management and the external auditor, the financial report to be included in the annual report including:
      the external auditors' responsibilities under generally accepted auditing standards;
      significant accounting policies;
      management judgments and accounting estimates;
      adjustments arising from the audit; and
      the external auditors' judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.

The Appointments and Compensation Committee reviews senior manager remuneration and appointments including:

    recommending the appointment of the CEO to the board; and
    reviewing and reporting to the board on the proposed remuneration strategy and package for the CEO and senior executives and succession plans for senior executives.

The members of the Appointments and Compensation Committee during fiscal 2002 were all non-executive directors, except for Dr Switkowski:

    John Ralph;
    Donald McGauchie;
    Robert Mansfield; and
    Ziggy Switkowski.

Subsequent to the end of fiscal 2002 Dr Switkowski is no longer a member of the Appointments and Compensation Committee.

Business values and code of conduct

We provide guidance to our employees on how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training programme for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the company values and code of conduct policies through employee help lines.

Business risk

Telstra is committed to the management of risks throughout its operations to protect its employees, the environment, assets, markets, earnings, reputation and shareholder value.

The Audit Committee provides advice to the board on the status of business risks to Telstra through an integrated risk management and assurance function whereby it oversees:

    the establishment and management of risk limits and tolerances across the organisation;
    the progress of risk management within the business units; and
    the existence of an appropriate risk management culture.

The risk management and assurance function has promoted a common language and approach used by business units in identifying, measuring and prioritising business risks. The Audit Committee receives reports independently prepared by the Risk Management and Assurance group, on significant business risks and the strategies to manage these risks.

In addition, Telstra uses risk financing techniques including insurance to reduce the financial impact of uncontrollable and catastrophic risks. A central treasury function manages the financial exposures to reduce the volatility of cash flows and asset values arising from interest rate and exchange rate movements in accordance with board approved limits. Details of the nature of these exposures and the value at risk are shown in note 29 to our financial statements in this annual report.

External auditors

In accordance with the Telstra Act, our Australian auditor is the Auditor-General. Ernst & Young is the Australian sub-contractor to the Auditor-General and our US auditor.

The Audit Committee has put in place a number of processes to ensure the independence of the external auditor which include:

    a specific company policy which requires Director of Finance approval for all non-audit consultancy work to be undertaken by the external auditor to determine that the work will not compromise auditor independence. As such, the following examples are specifically prohibited:
      internal audit services;
      accounting policy advice;
      services relating to setting up and/or maintenance of significant accounting records;
      services relating to preparation of accounts and records on financial statements;
      services relating to fundamental aspects of Telstra's business and/or strategic planning; and
      valuation of assets for carrying value purposes;
    a policy that consultancy services exceeding A$250,000 require a tender process;
    a quantitative cap set by the Audit Committee on the amount of non-audit services that can be provided by the external auditor. The current cap is set at 1.5 times the fees for audit related work; and
    the Audit Committee receives an interim and annual report on performance against the cap and general confirmation from management and the external auditor that in their view independence has not been impaired in the period under consideration.

Proposed changes

As part of its charter, the Audit Committee is committed to continually reviewing and updating its practices. Many new corporate governance requirements and guidance notes have been recently proposed by the New York Stock Exchange, the Securities & Exchange Commission and the Australian Stock Exchange. The Board, the Audit Committee and the Appointments & Compensation Committee will evaluate and, if appropriate, implement these proposals to ensure that we continue to maintain best practice in corporate governance.

Continuous disclosure

We have in place a comprehensive continuous disclosure procedure. We review and update the procedure on a regular basis.

The aim of the procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

    ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer/Group Managing Director, Finance and Administration (CFO/GMD F&A). The GMD F&A is also the CFO. All announcements must be first approved by either the CEO or CFO/GMD F&A;
    our Continuous Disclosure Committee (Committee), chaired by the Group General Counsel, advises the CFO/GMD F&A and the CEO on disclosure matters. The Committee is responsible for an internal disclosure system which ensures that information that might be disclosable is identified and reviewed quickly. The Committee's membership includes the Group General Counsel, the Managing Director - Corporate Relations, the General Counsel - Finance & Administration, the Director of Finance, the Director of Legal, the General Manager - Investor Relations Unit and the Company Secretary;
    senior management (including the CEO, the CFO/GMD F&A, all other GMDs and their direct reports, all group controllers and all legal and regulatory counsel) must inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;
    a collective recommendation regarding disclosure is then made to the CFO/GMD F&A and the CEO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary's office electronically or by facsimile to all relevant stock exchanges;
    we implement several practices internally to reinforce the importance of Telstra's continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These are reviewed regularly and include the following:
      every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with Telstra's General Counsel - Finance and Administration, in relation to Telstra's continuous disclosure obligations;
      a weekly e-mail is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;
      the Committee maintains a list of issues which, although not yet disclosable, need to be monitored in case they become disclosable;
      all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal counsel to see if they should be disclosed;
      an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media; and
      the office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on Telstra's web site telstra.com® after market release is confirmed.